Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

April 18, 2012

Registration Statement No. 333-178466

TUMI HOLDINGS, INC.

18,779,865 Shares of Common Stock, Par Value $0.01 Per Share

Issuer:	Tumi Holdings, Inc.

Title of security:	Common Stock, par value $0.01 per share

Shares offered by Tumi Holdings, Inc:	15,608,221 shares

Shares offered by the selling stockholders:	3,171,644 shares

Option to purchase additional shares:	2,816,980 shares

Public offering price:	$18.00 per share

Subsequent Split ratio:	1.037857-for-1

Trade date:	April 19, 2012

Closing date:	April 24, 2012

Joint Book-Running Managers:	Goldman, Sachs & Co. Credit Suisse Securities (USA) LLC J.P. Morgan Securities LLC

Co-Managers:	William Blair & Company, L.L.C. Jefferies & Company, Inc.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman, Sachs & Co. at 1-866-471-2526, Credit Suisse Securities (USA) LLC at 1-800-221-1037 or J.P. Morgan Securities LLC at 1-866-803-9204.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this free writing prospectus is accurate or complete. Any representation to the contrary is a criminal offense.